Form 51-102F3

Material Change Report

Item 1	Name and Address of Company
State the full name of your company and the address of its principal office in Canada.

International Gemini Technology Inc. (the “Company”) #208 — 828 Harbourside Drive North Vancouver, BC V7P 3R9

Item 2	Date of Material Change

State the date of the material change.

April 21, 2005

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

News Release dated April 21, 2005 disseminated via Stockwatch, Market News Publishing and on SEDAR.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for the Company to invest $200,000 into Pinefalls Gold via private placement. Separately, Gemini has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles Gemini to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of Gemini.

Item 5 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

The Company has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for Gemini to invest $200,000 into Pinefalls Gold via private placement.

Upon receiving proceeds from its private placement Pinefalls Gold will immediately commence recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

In exchange for its investment, Gemini will receive 4 million units of Pinefalls Gold. Each unit will consist of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants Gemini will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Assuming the exercise of the warrants, Gemini will own approximately 54% of Pinefalls Gold.

Separately, Gemini has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles Gemini to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of Gemini. The PFG Option is exercisable at Gemini’s sole discretion until it expires on March 31, 2006.

Gemini and Pinefalls Gold have entered into these arrangements on a non-arms length basis. The two companies have certain directors and principal shareholders in common. Gemini’s directors with conflicts of interest have refrained from voting on the relevant resolutions. Gemini is relying on exemptions 5.5(3)[corporation not listed on specified markets] and 5.7(3)[fair market value not more than $2,500,000] from the formal valuation and minority approval requirements of OSC Rule 61-501 regarding Related Party Transactions.

To enable Gemini to meet its funding obligations Gemini has arranged a non-brokered private placement to provide working capital to the Company. Gemini will issue up to 2 million units at $0.15 per unit, where each unit consists of one common share of Gemini (a “Share”) and one transferable share purchase warrant (a “Warrant”). Each warrant will entitle the holder to purchase one common share of Gemini for a term of 24 months, at a price of 18 cents per share. If the common shares of Gemini, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then Gemini can provide notice to the holders of the warrants and the warrants will expire 30 days after the notice is given.

International Gemini Technology Inc. is a public company that historically traded on the Toronto Stock Exchange [Symbol: GMT] and NASDAQ [Symbol: GMTIF]. Upon encountering financial difficulties in its previous business as a designer and manufacturer of application specific integrated circuitry for personal computers, the Company sought creditor protection in 1990. At that time a new management team took over stewardship of the Company; arranging for its reorganization, recapitalization and ultimately now — its return to active operations. The Company remains a reporting issuer in the provinces of British Columbia and Ontario as well as a registrant as a foreign private issuer in the United States under the Securities Exchange Act of 1934. The company has received the necessary shareholder approvals to change its corporate name to be more reflective of its current business endeavors, and will do so once an appropriate name is given regulatory approval.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Douglas E. Ford, Secretary
604-904-8481

Item 9 Date of Report

Date the Report.

April 21, 2005